82-1846





For Immediate Release: Wednesday, August 13, 2003

NUINSCO BOARD APPOINTS WARREN HOLMES AS CEO

Toronto, Ontario—August 13 – Nuinsco Resources Limited (TSX: NWI) today announced the appointment of W. Warren Holmes as Chief Executive Officer in addition to his role as President. H. Douglas Hume will remain Chairman.

H. Douglas Hume commented, "The Directors and I have worked with Warren continuously since early this year and he is comfortable to assume the role of Chief Executive. Of course I will continue to provide Warren support in such areas as historic information, funding, and market related issues. It has taken us a long time to identify a suitable replacement and we are delighted that Warren has agreed to step into my shoes. It was essential that my successor understand the philosophy that we have so carefully guarded: a strong exploration focus that feeds development and ultimately production. Warren has passed the test!"

Mr. Holmes brings a wealth of talent and experience to the Company. He is well known in the mining industry, having recently retired from a top executive and management position with Falconbridge Limited, a major Canadian nickel mining corporation. Mr. Holmes is a professional engineer, holding degrees in mining engineering from Queen's University as well as an M.B.A. from the University of Western Ontario.

Nuinsco's growth strategy is based on its plans to maintain a strong exploration capability while making an orderly transition into mining, now under Mr. Holmes' guidance and direction. This expanded executive appointment confirms Nuinsco's commitment to advance its substantial exploration projects.

Nuinsco is an exploration company with other projects in Thompson, Manitoba, northwestern Ontario and northwestern Quebec. Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI. U.S.S.E.C. exemption: 12g3-2(b) #82-1846.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Nuinsco Resources - W. Warren Holmes, President & CEO (416) 626-0470
admin@nuinsco.ca
H. Douglas Hume, Chairman (416) 626-0470

CHF Inc., Investor Relations - Olav Svela/Cathy Hume (416) 878-1079
olav@chfir.com / cathy@chfir.com

To receive Nuinsco news releases via eMail, please advise cathy@chfir.com

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